Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Six Months Ended June 30, 2008
Income from Continuing Operations Before Taxes	$173.9
Add:
One-third of rents	4.3
Interest on long-term and short-term debt	59.6
Interest capitalized, net of amortization	2.0

Earnings from Continuing Operations	$239.8

Fixed charges:
One-third of rents	$4.3
Interest on long-term and short-term debt	59.6
Interest capitalized	4.4

Fixed Charges from Continuing Operations	$68.3

Ratio of Earnings to Fixed Charges from Continuing Operations	3.5

For purposes of computing this ratio, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and interest capitalized, net of amortization. “Fixed charges” consist of one-third of rents, interest expense and interest capitalized.